Regulatory Announcement

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Company	C&C Group Plc
TIDM	CCR
Headline	
Released	
Number	





TRADING STATEMENT
FOR THE YEAR ENDING 28 FEBRUARY 2007

CCR.I CCR.L

Dublin, London, 28 February 2007: C&C Group plc ('C&C' or the 'Group'), a leading manufacturer, marketer and distributor of branded beverages in Ireland and the U.K., today issued the following trading statement for the year ending 28 February 2007. Preliminary results, for the year ending 28 February 2007, will be announced on 9 May 2007.

Financial Overview

Turnover growth from continuing operations[(i)] in the year ending 28 February 2007, compared with the same period in 2006, is expected to be approximately 25%. The Group's overall operating margin[(ii)] is expected to increase by approximately six percentage points for the full year notwithstanding significantly increased marketing investment in the period.

This performance reflects continued strong growth in the Cider division, primarily as a result of the excellent performance of Magners in Great Britain and Bulmers' continuing out-performance of the Irish LAD[(iii)] market.

As previously indicated, due to capital expenditure associated with cider capacity expansion and investment in working capital (including a build-up of fresh juice stock) FCF/EBITDA[(iv)] for 2006/07 will be significantly reduced. The ratio is expected to be close to 30% for the year.

Operations

Turnover growth in the Cider division for the period is expected to be in excess of 80% arising from volume growth of approximately 5% for the Group's Irish cider brand, Bulmers, and volume growth of approximately 225% for the Group's international cider brand, Magners.

In an overall Republic of Ireland LAD market which is estimated to have been broadly flat in the period, Bulmers' underlying strength, enhanced by particularly good summer weather, enabled the brand to outperform the LAD market significantly.

The performance of Magners in the period reflects the success of the national rollout in Great Britain which commenced in March 2006. Performance in the first half of the financial year was enhanced by exceptional summer weather in Great Britain. The brand continued to be constrained in the second half year by an inability to supply elements of the Great Britain market due to insufficient manufacturing capacity at critical periods.

Shipment volumes in the Spirits & Liqueurs division are expected to show growth of 11% arising from continuing double digit growth for Tullamore Dew and a solid recovery for Carolans. It is expected that overall depletions growth will be about 7% in the period.

Turnover in the Soft Drinks division is expected to be down by approximately 1% reflecting the loss of the Danone Water brands. Underlying profit performance showed solid growth during the period.

The Distribution division is expected to show a significant decline in profit as a result of the loss of the former

Allied Domecq brands at the start of 2006.

Outlook

C&C plans to bring increased Cider manufacturing capacity on stream in Spring 2007. This increased capacity should enable C&C to capitalise fully on the opportunities for Magners in all trade channels in Great Britain in 2007. Magners growth in Great Britain and further share gains for Bulmers in Ireland is expected to be the main source of Group profit growth in 2007/08.

The Group plans to increase its overall level of marketing investment significantly in 2007/08. The increase will embrace Magners in Great Britain and other international markets; Bulmers in Ireland; and Tullamore Dew in a number of markets.

Based on these plans C&C would expect operating profit growth, from continuing operations, to be in the range of 15%-25% for 2007/08.

Maurice Pratt C&C Group CEO concluded "Magners in Great Britain has delivered tremendous results for C&C in 2006/07. Our primary focus in 2007/08 will be to enhance our market position in Great Britain. In addition, the Group will also carry out a structured market test for Magners in two European markets".

A restatement of the segmental analysis showing continuing operations for the year ended 28 February 2006, is attached.

Trading Statement –Investor and Analyst Conference Call Details

Maurice Pratt, Group Chief Executive Officer and Brendan Dwan, Group Finance Director will host a conference call for institutional investors and analysts at 2.30pm (local Irish time) today. Dial in details are available from K Capital Source on +353 1 631 5500 or c&cgroup@kcapitalsource.com

(i) Excluding the Snacks division which was sold in September 2006.
(ii) Continuing operations before exceptional items and amortisation
(iii) Long Alcohol Drinks
(iv) Free Cash Flow/Earnings before interest, tax, depreciation and amortisation (before disposal)

About C&C Group plc

C&C Group plc is a leading manufacturer, marketer and distributor of branded beverages in Ireland and the UK. C&C manufactures the leading Irish cider brand, Bulmers, and the premium international cider brand, Magners, for export to the United Kingdom, the United States and Continental Europe. C&C also exports spirits and liqueurs, including the premium Irish whiskey brand, Tullamore Dew, to over 80 international markets.

The Group's portfolio also comprises some of Ireland's leading beverage brands including Club soft drinks and Ballygowan bottled water. C&C also distributes within the Irish market several leading international brands, owned by third parties, including 7UP and Pepsi soft drinks and a wide portfolio of wines and spirits.

Investors and analysts	Irish Media	International Media
Mark Kenny/Jonathan Neilan K Capital Source Tel: +353 1 631 5500 Email: c&cgroup@kcapitalsource.com	Paddy Hughes/ Ann-Marie Curran Drury Communications Tel: +353 1 260 5000 Email: phughes@drurycom.com	Edward Orlebar M Communications Tel: +44 207 153 1523 Email: orlebar@mcomgroup.com

RESTATEMENT
OF SEGMENTAL RESULTS
FOR YEAR ENDED 28 FEBRUARY 2006.

	Reported €m	Disposals €m	Continuing Operations €m
Revenue			
Cider	278.4	-	278.4
Spirits & Liqueurs	68.8	-	68.8
Soft Drinks	234.9	(47.3)	187.6
Distribution	234.5	-	234.5
	816.6	**(47.3)**	**769.3**
Operating Profit			
Cider	85.3		85.3
Spirits & Liqueurs	16.3		16.3
Soft Drinks	17.8	(5.1)	12.7
Distribution	5.3		5.3
Profit from continuing operations	**124.7**	**(5.1)**	**119.6**
Operating Profit %			
Cider			30.6%
Spirits & Liqueurs			23.7%
Soft Drinks			6.8%
Distribution			2.3%
			15.5%

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